UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 15, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 1. Fundamental Change

Agreement for the Purchase and Sale of Capital Stock

On September 15, 2023, Med-X, Inc. ("Med-X") executed and closed an Agreement for the Purchase and Sale of Capital Stock (the “Agreement”) with JOSEPH WINOGRADE ("Seller") and NAPCO PAINTING CONTRACTORS INC. ("Company").Pursuant to the terms and conditions of the Agreement, Med-X acquired a 49% interest in the Company from the Seller for a total purchase price of $3,000,000 (“Purchase Price”). The Purchase Price shall be paid by delivery of cash in the amount of $500,000 and a $2,500,000 convertible promissory note (“Note”). The Note bears interest at a rate of 4% per annum, and automatically converts in full to unregistered, restricted shares of Med-X upon the common stock of Med-X being listed on the Nasdaq Capital Market. Med-X and the Seller also entered into a Purchaser’s Rights Agreement (“PRA”). Pursuant to the PRA, Seller, the holder of the remaining 51% of the Company, has been granted certain information and participation rights.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, Note and PRA, which are filed herewith as Exhibits 6.13, 6.14 and 6.15, which are incorporated herein by reference.

ITEM 9. Exhibits to this Report

6.13	Agreement for the Purchase and Sale of Capital Stock

6.14	Convertible Promissory Note

6.15	Purchaser’s Rights Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 20, 2023	/s/ Ronald J Tchorzewski
Ronald J Tchorzewski – Chief Financial Officer

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